Exhibit 99.5

NICE Security Solutions deployed at Bangalore’s “Namma Metro”
 to Secure Millions of Passengers on India’s Rapid Transit Rail System

Railway system of India’s fastest-growing metropolitan area implements NICE IP video surveillance solutions to address operational, safety and security needs

Ra’anana, Israel, September 10, 2012, NICE Systems (NASDAQ: NICE) announced today that Bangalore Metro Rail Corporation Limited (BMRCL) has launched a successful go-live of NICE’s security solutions at Namma Metro. This includes full implementation at the train’s Operations Control Center (OCC) and across six metro stations.

Using NICE IP video surveillance and analytics, Namma Metro is enhancing passenger safety, securing its train lines, and ensuring efficient operations while also meeting the necessary compliance requirements. While BMRCL projects full operational capacity in 2014, Namma Metro is expected to serve 1.2 million passengers daily by 2013, with a capacity of 40,000 peak hour peak direction trips.

In addition to the advanced video management system monitoring the metro stations and depot areas, the solution being deployed includes video analytics to provide automatic intrusion detection for specified locations along the tracks and in restricted areas. It will also enable crowd control by monitoring overcrowding and queue wait time at the various stations. With NICE’s video analytics, any surveillance camera can be configured with many predefined functionalities, including operating within specific time ranges to help optimize resources and reduce TCO. The integrated NICE solution also enables system access by multiple agencies to facilitate collaboration between Namma Metro operators and the police.

“Partnering with NICE Systems by the telecommunication system integrator for BMRCL was critical due to its domain expertise in public safety and mass transit systems around the world,” said Mr. A. S. Shankar, Chief Engineer (S&T) at BMRCL. “Through the user acceptance testing process, NICE security solutions have met our requirement to provide the Bangalore Metro with seamless surveillance of the Metro railway stations and passengers, mitigating operational, safety and situational risk.”

“The completion of the first important milestone at BMRCL is a strong testament to the joint partnership and collaboration fostered between NICE and BMRCL," said Yaron Tchwella, Security President and EVP Business Operations at NICE. “Our deep understanding of the needs of the growing public transport market enables us to provide the best solution based on our unique technology. NICE will continue to focus on providing a holistic solution for targeted vertical markets and tailored for specific market needs.”

NICE’s business partner for the metro project is the Thales Group, which designs and builds mission-critical information systems for defense and security, aerospace and transportation.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses. NICE deployments include solutions for securing the Beijing Metro, India’s Parliament House, Shanghai Pudong International Airport and other global icons such as the Eiffel Tower and the Statue of Liberty.

About Bangalore Rail Corporation Limited
Bangalore Metro Rail Corporation Limited (BMRCL), a joint venture of the Government of India and the Government of Karnataka, is a Special Purpose Vehicle entrusted with the responsibility of implementation the Bangalore Metro Rail Project. It is the first metro rail project in India commissioned with 750V DC third rail on standard gauge. www.bmrc.co.in

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.